Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714

Snyder’s of Hanover, Inc. 1250 York Street • PO Box 6917 Hanover, PA 17331-0917 USA 717-632-4477 • fax 717-632-7207 www.snydersofhanover.com
July 22, 2010
Dear Stockholder:
I am very pleased to share with you exciting news for Snyder’s of Hanover, Inc. Snyder’s and Lance, Inc. have agreed to combine in a stock-for-stock merger. The combined company will be called Snyder’s-Lance, Inc. and is expected to have the operating scale and balance sheet strength that will allow the combined company to provide even more value to consumers, customers and shareholders. We believe the combination will bring many benefits to all our stakeholders after its expected close in the fall of 2010.
Snyder’s believes that the transaction will bring tremendous value to Snyder’s stockholders.
•	The shares of the combined company will be publicly traded on NASDAQ’s Global Select Market, providing all stockholders with liquidity for estate planning and, if necessary, the opportunity for diversification.

•	The exchange ratio of 108.25 means that each share of Snyder’s common stock (Class A and Class B) will be converted into 108.25 shares of Lance’s common stock, and you will receive cash in lieu of any fractional shares that result in the conversion. The following illustrates how many shares you will hold in the combined company after the merger:

No. of Snyder’s Shares	No. of Snyder’s-Lance Shares
Owned Before the Merger	Owned After the Merger
1,000	108,250
5,000	541,250
10,000	1,082,500
20,000	2,165,000
•	As result of the exchange ratio, you will have a significantly larger number of shares subject to dividends than you do currently. Snyder’s and Lance have each paid dividends historically, with Snyder’s paying $12.70 per share and Lance paying $0.64 per share in the last fiscal year. The combined company expects to continue to pay dividends in line with Lance’s historic dividend rate; however, there is no assurance that the combined company will continue to pay dividends at the same rate that Lance has paid them historically or that a dividend will be paid at all.

•	The closing trading price of Lance’s stock on July 20, 2010 was $16.25. The publicly traded shares of the combined company will have a price per share that is determined by the markets and will, we anticipate, reflect the strong financial position and expected synergies of the transaction; however, there is no assurance that the price of the combined company’s stock will be equal to or

Stockholder
July 22, 2010

greater than the price of Lance’s stock following the announcement of the merger or upon completion of the merger.

•	If the transaction closes after November 15, 2010, you will also be eligible for a special cash dividend of $3.13 representing the dividend previously declared by Snyder’s board with respect to Snyder’s third quarter results. If the transaction closes earlier, you will not be eligible for the special dividend mentioned above, but you be eligible to receive the same fourth quarter dividend, if any, scheduled to paid by Lance on November 15, 2010.

•	The merger is expected to be a tax-free transaction for U.S. federal income tax purposes for Snyder’s stockholders receiving shares of Lance’s common stock.

•	Under the transaction terms, Lance will issue approximately 32.6 million shares for all of the outstanding basic shares of Snyder’s, which means that Snyder’s stockholders will hold approximately 50.1% of the outstanding shares of the combined company.
The Boards of Directors of Snyder’s and Lance have unanimously recommended the approval of the transaction to their stockholders. We expect to call a meeting of the stockholders for the fall, subject to pending regulatory review and approval. The announcement of this exciting potential merger marks the beginning of a several-month process. Pending shareholder and regulatory approvals, the potential merger is expected to close in late fall.
Throughout the shareholder and regulatory review process, we will provide communications regularly as updates are available. Please keep in mind the regulatory review process can take time. We will continue to conduct business as usual and bring value to our consumers, customers and stockholders. We are very excited about the future for Snyder’s-Lance and look forward to continuing our productive working relationship and thank you for your support.
Sincerely,
Michael A. Warehime
Chairman of the Board of Directors
Snyder’s of Hanover, Inc.

Stockholder
July 22, 2010

Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This communication relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-

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July 22, 2010

5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President, Human Resources at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.